Prospectus Supplement

ReliaStar Life Insurance Company and its ReliaStar Select Variable Account
and
ReliaStar Life Insurance Company and its Select★Life Variable Account

Supplement dated January 14, 2005, to your current Variable Annuity/Life Insurance Prospectus

This supplement updates certain information contained in your current variable annuity/life insurance prospectus. Please read it carefully and keep it with your product prospectus for future reference.

NOTICE OF FUND SUBSTITUTIONS

Effective April 29, 2005, and pursuant to applicable regulatory approvals, ReliaStar Life Insurance Company (the "Company") and ReliaStar Select Variable Account and Select★Life Variable Account (the "Variable Accounts") will replace certain funds in which sub-accounts of the Variable Account invest (the "Replaced Funds") with certain other funds (the "Substitute Funds"), as follows:

Replaced Funds	Substitute Funds
Janus Aspen Growth Portfolio (Institutional Shares)	ING American Century Select Portfolio (Initial Class)
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	ING Oppenheimer Global Portfolio (Initial Class)

Not all of the Replaced Funds may be available through your variable annuity contract/life insurance policy. Please refer to your product prospectus for the list of Replaced Funds available to you.

Important Information about the Substitutions.
- Effective April 29, 2005, sub-accounts which invest in the Substitute Funds will be available through your variable annuity contract/life insurance policy, and all references in your policy's prospectus to the name of a Replaced Fund will be replaced with the name of the corresponding Substitute Fund.
- After April 29, 2005, the effective date of the substitutions, the sub-accounts which invest in the Replaced Funds will no longer be available through your variable annuity contract/life insurance policy.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to the sub-accounts which invest in the Replaced Funds to any other sub-account or the fixed account free of charge.
- Prior to the effective date of the substitutions and for thirty days thereafter any transfer from a sub-account which invests in a Replaced Fund to any other sub-account or the fixed account will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, amounts allocated to a sub-account which invests in a Replaced Fund will be automatically reallocated to the sub-account which invests in the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitutions, and your policy value immediately before the substitutions will equal your policy value immediately after the substitutions.
- The investment objective and policies of each Substitute Fund are the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described below and in each Substitute Fund's prospectus.
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund. The total expenses of each Substitute Fund are more fully described below and in each Substitute Fund's prospectus.
- A prospectus for each of the Substitute Funds accompanies this supplement. Read these prospectuses carefully before deciding what to do with amounts allocated to sub-accounts which invest in the Replaced Funds.

Substitute Fund Fees and Charges. The following information shows the investment advisory fees and other expenses charged annually by each of the Substitute Funds. The figures are a percentage of the average net assets of each fund as of December 31, 2003. See the prospectuses for the funds for more information concerning these expenses.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING American Century Select Portfolio (Initial Class) [1, 2]	0.64%	--	0.02%	0.66%	--	0.66%
ING Oppenheimer Global Portfolio (Initial Class) [2]	0.60%	--	0.06%	0.66%	--	0.66%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) [1, 2]	0.64%	--	0.02%	0.66%	--	0.66%

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[1]   Effective December 1, 2004, Management (advisory) Fees have been restated to reflect a decrease as follows: from 0.80% to 0.64% for ING American Century Select Portfolio and from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio.

[2]   Effective December 1, 2004, the administrative fees (Other Expenses) have been restated to reflect a decrease as follows: from 0.20% to 0.02% for the ING American Century Select and ING T. Rowe Price Diversified Mid Cap Growth Portfolios; and from 0.60% to 0.06% for ING Oppenheimer Global Portfolio.

Substitute Fund Investment Advisers/Sub-advisers and Investment Objectives. The following table lists the investment advisers and subadvisers and information regarding the investment objectives of the Substitute Funds. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING American Century Select Portfolio	Adviser: ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc.	Seeks long-term capital appreciation.
ING Oppenheimer Global Portfolio	Adviser: ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio	Adviser: ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates Inc.	Seeks long-term capital appreciation.